82-1162

MILES DAVISON McCARTHY McNIVEN LLP

BARRISTERS AND SOLICITORS
1600 BOW VALLEY SQUARE II
205 - 5 AVENUE S.W.
CALGARY, ALBERTA T2P 2V7
TEL (403) 298-0333
FAX (403) 263-6840
EMAIL THEFIRM@MILESDAVISON.COM

NC

[redacted]

02028690

Writer's Direct Line: 298-0300
Writer's e-mail: cdspence@milesdavison.com

April 23, 2002

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 - Fifth Street, N.W.
Washington, DC USA 20549

VIA COURIER

SUPPL

Ladies and Gentlemen:

Re: Enserco Energy Service Company Inc.
(Formerly called Bonus Resource Services Corp.) ("Company")
Filing Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act* of 1934
(SEC File No.: 82-1162)
Our File No.: 9321 - 4

Enclosed is Enserco Energy Service Company Inc.'s filing dated April 23, 2002.

Yours truly,

MILES DAVISON McCARTHY McNIVEN LLP

CHARLES D. SPENCE

Enclosure
CDS/lb

dw 4/29

April 23, 2002

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. USA 20549

Ladies and Gentlemen:

**Re: Enserco Energy Service Company Inc.
(formerly called Bonus Resource Services Corp.) ("Company")
Filing Pursuant to Rule 12g3-2(b) under the *Securities Exchange* Act
of 1934 (SEC File No. 82-1162)**

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the *Securities Act* of 1934, as amended:

I. Information which the Company has made public pursuant to Canadian Federal and Provincial laws.

Name of Document	Date	Date Filed
(a) Press Release	April 19, 2002	April 19, 2002

II. Information filed by the Company with the Toronto Stock Exchange.

Name of Document	Date	Date Filed
(a) Press Release	April 19, 2002	April 19, 2002

III Information which the Company has distributed to its security holders.

Name of Document	Date	Date Filed

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call the undersigned at (403) 298-0300.

Yours truly,
ENSERCO ENERGY SERVICE COMPANY INC.

By: ______________________
Title: Director
Date: April 23, 2002

G:\CSPENCE\CDS\ENSERCO\USFILINGS\L015SECURITIES EXCHANGE US FORM.DOC

ENSERCO

Energy Service Company Inc.

News Release

TRADING ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL ERC

ENSERCO AND NABORS ANNOUNCE EXCHANGE RATIO

CALGARY, **Alberta** - April 19, 2002 - Enserco Energy Service Company Inc. (TSE: ERC) and Nabors Industries, Inc. (AMEX: NBR) jointly announce that the exchange ratio for the previously announced Plan of Arrangement, pursuant to which Nabors will acquire Enserco, would be 0.2377 of an exchangeable share for each Enserco common share, assuming an April 26, 2002 closing for the transaction. This exchange ratio is calculated using a numerator of C$15.6529 (equal to C$15.50 per Enserco common share plus additional consideration of 6% per annum from and including February 26, 2002 to and including April 26, 2002) and a denominator of C$65.8575 (equal to the weighted average trading price of Nabors common stock from and including April 8, 2002 to and including April 19, 2002 converted from US dollars into Canadian dollars based on the average exchange rate during such period). In the event that closing occurs after April 26, 2002, the numerator in the exchange ratio will change to reflect the additional consideration at the rate of six percent per annum on C$15.50 per Enserco common share from and including February 26, 2002 to and including the closing date; however, the denominator in the calculation will not change and is now fixed at C$65.8575. The ultimate definitive exchange ratio to be calculated at the closing date is referred to in this release as the "Final Exchange Ratio."

April 26, 2002 is used for illustrative purposes only as the earliest possible date the parties expect to close the transaction and there can be no assurance that the transaction will close on such date. The process of obtaining the regulatory approvals necessary to complete the acquisition is continuing and may require the closing to occur after April 26, 2002. However, both Nabors and Enserco expect the transaction to close promptly once Enserco securityholders have approved the transaction and the remaining regulatory approvals (being formal Investment Canada approval of the transaction and the registration statement filed with the US Securities and Exchange Commission with respect to Nabors common stock issuable on exchange or retraction of the exchangeable shares being declared effective) are obtained.

As previously announced, it is contemplated under the Plan of Arrangement that Enserco shareholders will receive as consideration for each Enserco common share held, a fixed value of C$15.50 plus additional consideration at the rate of 6% per annum for the period from and including February 26, 2002 to and including closing, payable, at the election of the holder, in the form of: (i) cash; (ii) exchangeable shares; or (iii) a combination thereof. Accordingly, Enserco shareholders who elect to receive exchangeable shares for all or a portion of their Enserco common shares, will receive a fraction of an exchangeable share equal to the Final Exchange Ratio in respect of each Enserco common share for which such election is made.

Enserco shareholders are required to deposit their duly completed election forms by not later than 5:00 p.m. (Calgary time) on April 24, 2002 assuming an April 26, 2002 closing. In the event closing occurs after April 26, 2002, the deadline for deposit of election forms will be extended to

5:00 p.m. (Calgary time) on the date that is two business days prior to closing and any Enserco shareholder who deposits an election form prior to April 24, 2002 will be entitled, but not obligated, to withdraw such election form and deposit a new election form by the extended election deadline. If closing is expected to occur after April 26, 2002, a press release announcing the new election deadline, the closing date and the Final Exchange Ratio will be issued by Enserco and Nabors at such time as the final regulatory approvals are obtained and the closing date can be determined.

The Nabors companies own and operate over 500 land drilling and 740 land workover and well-servicing rigs worldwide. Offshore, Nabors operates 44 platform, 15 jack-ups, and three barge rigs in the domestic and international markets. Nabors also operates 30 marine transportation and support vessels in the Gulf of Mexico. In addition, Nabors manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield hauling, engineering, civil construction, logistics and facilities maintenance, and project management services. Nabors participates in most of the significant oil, gas and geothermal markets in the world.

The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors' actual results may differ materially from those indicated or implied by such forward-looking statements.

- 30 -

Nabors Industries, Inc. stock is listed on the American Stock Exchange (NBR). For further information, please contact Dennis A. Smith, Director of Corporate Development at (281) 775-8038. To request Investor Materials, call Angela Ridgell at (281) 775-8063.

Enserco Energy Service Company Inc. common stock is listed on the Toronto Stock Exchange (ERC). For further information, please contact Kerklan (Kerk) T. Hilton, Director Investor Relations and Communications at (403) 781-1242.

MATERIAL CHANGE REPORT

Item 1 - Reporting Issuer

The name of the reporting issuer is BCE Emergis Inc. (the "Company"), the head office of which is located at 1155 René-Lévesque Blvd. West, Suite 2200, Montreal, Quebec, H3B 4T3.

Item 2 - Date of Material Change

The material change in the Company's affairs occurred on or about March 21, 2002.

Item 3 - Press Release

A press release announcing the material change was issued on March 21, 2002 in Montreal, Quebec.

Item 4 - Summary of Material Change

On March 21, 2002, the Company announced that first quarter one-time or non-recurring revenues have not materialized and that, therefore, it expects first quarter total revenue to be in the range of $128 to $138 million, negative EBITDA between $17 million and $22 million, and a net loss between $25 and $30 million.

Item 5 - Full Description of Material Change

On March 21, 2002, the Company announced that first quarter one-time or non-recurring revenues have not materialized and that, therefore, it expects first quarter total revenue to be in the range of $128 to $138 million, negative EBITDA between $17 million and $22 million, and a net loss between $25 and $30 million. The Company stated that it will review its cost structure to align it with its revenue base and present a cost reduction plan within two weeks. Guidance for the balance of the year will be announced at that time. The plan will be developed with a view to generating increasing profits over time and to providing a better financial profile for the Company with less volatility and less uncertainty moving forward.

Item 6 – Reliance/Confidentiality

Not applicable

Item 7 – Omitted Information

Not applicable

Item 8 – Senior Officer

Monique Mercier
Executive Vice President Law and Corporate Secretary
(514) 868-2351

Item 9

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 28th day of March, 2002.

BCE EMERGIS INC.

By: (signed) Monique Mercier
Monique Mercier
Executive Vice President
Law and Corporate Secretary

BCE Emergis

News Release

BCE EMERGIS ANNOUNCES MANAGEMENT CHANGES

Montreal, April 10, 2002 —BCE Emergis Inc. (TSE: IFM) today announced management changes that will further enable it to focus on the key business priorities unveiled on April 5th.

"We recently confirmed BCE Emergis' need to focus on key opportunities and recurring revenue growth as a means to achieving improved financial performance. Our resolve to deliver on these business priorities has translated into some changes in senior management," explained Christian Trudeau, President and Chief Operating Officer of BCE Emergis. "The opportunities that lie ahead are significant and this new management team has the experience and drive to deliver success."

The changes are the following:

- With the goal of adding to its major customer base, a new Business Development group has been created. Headed by Chief Business Development executive Terry Ham, this group will have responsibility for signing new large customer agreements, as well as for mergers, acquisitions, partnerships and alliances. Prior to taking on this new responsibility, Terry was President of the BCE Emergis - U.S.A. unit.

- Alan Neely takes on the leadership of the BCE Emergis - U.S.A. unit. The key objectives of this unit will be to further the success of the U.S. bank customer channels and expand the reach and market share of the Emergis® e-Invoicing solution. Alan was formerly Chief Marketing Officer of BCE Emergis and, prior to that, President of InvoiceLink which was acquired by BCE Emergis in September 2000.

- The North American eHealth Solutions Group continues under Faye Baggiano's leadership, concentrating on the core health business such as Claims Processing and Workers' Compensation. François Côté will lead eHealth Canada.

- BCE Emergis - Canada will step up its focus in working with the Bell Canada Channel and e-route. Christian Trudeau will assume the interim leadership of this business unit following the departure of Jacques Malo.

"I would like to thank Jacques Malo for all his efforts in building the Canadian business unit since he joined Emergis. We have enjoyed working with him and wish him the best in his future endeavors," added Christian Trudeau.

Furthermore, within the corporate organization, Nelson Gentiletti, as Chief Financial Officer, will assume responsibility for Investor Relations, which will continue to be managed by Barry Engel.

BCE Emergis is a premier eBusiness service provider, strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE: IFM) are included in the TSE 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

- ### -

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current uncertainly in North American economic conditions, competitive conditions, the fluctuation in the currency exchange rates between the Canadian and U.S. dollar, BCE Emergis' ability to drive recurring revenue and expand its operations in the United States particularly in the ehealth and financial sectors, the extent of eCommerce adoption as well as the adoption rate by its customers of its services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions. *THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 10, 2002 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE*

For more information:

Sylvia Morin
Vice President, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com